CLINUVEL

CORPORATE GOVERNANCE STATEMENT

ASX: CUV | **Nasdaq**: CUVL | **Börse Frankfurt:** UR9

CLINUVEL PHARMACEUTICALS LTD ('COMPANY')

This statement reports on the main corporate governance practices of the Company as at 30 June 2026 and it has been approved by the Board of the Company on 27 August 2026. This statement is organised under headings based on the Australian Securities Exchange Corporate Governance Council's Corporate Governance Principles and Recommendations, 4th Edition. The Board believes that the Company's corporate governance practices have complied with the recommendations contained in the 4th edition throughout the year.

Principle 1
Lay solid foundations for management and oversight

Recommendation 1.1 – comply

A listed entity should disclose:

(a) the respective roles and responsibilities of its board and management; and
(b) those matters expressly reserved to the board and those delegated to management.

The Board strives to ensure shareholder value and to safeguard shareholders' funds in a prudent manner. The Board delegates to the Managing Director the authority to manage the company and its businesses within levels of authority specified by the Board from time to time to deliver on the strategic direction and goals determined by the Board, while managing the risks of the Company within the sector.

The Board's responsibilities and functions are summarised in the Board Charter located at Corporate Governance

The Board Charter sets out, amongst other things, the Board's specific responsibilities and functions, including requirements for Board composition, its delegation of responsibilities to Committees and the delegation to management the authority to execute strategy. It also sets out the responsibilities of management and the matters expressly reserved to the Board.

The Audit and Risk Committee, the Remuneration Committee, the Commercial Committee, and the Nomination Committee have also been referred responsibilities by the Board as set out in each Committee's Charter. The Charters for the Committees is also located at Corporate Governance

Recommendation 1.2 – comply

A listed entity should:

(a) undertake appropriate checks before appointing a person, or putting forward to security holders, a candidate for election, as a director; and
(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Prior to the appointment of a person, or putting forward to shareholders a candidate for election, as a director, the Company undertakes appropriate background checks to verify a director's profile, character, experience, education, criminal record and bankruptcy history. Candidates are assessed through meetings, interviews and background and reference checks conducted by either external consultants or by the Directors as appropriate.

Non-Executive Directors are subject to re-election by rotation at least every three years, under the Company's constitution. Newly appointed Directors must seek re-election at the first general meeting of shareholders following their appointment. All material information in its possession relevant to a voting decision by a shareholder whether or not to elect or re-elect a Director will be provided to shareholders in the Notice of Annual General Meeting containing the resolution to elect or re-elect the Director.

Recommendation 1.3 – comply

A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.

The responsibilities and terms of employment, including termination entitlements, for the Managing Director and senior Executives are set out in a formal letter of appointment.

Letters of appointment are also prepared for Non-Executive Directors, covering duties, time commitments, induction and the corporate governance framework described on the company's internet site.

Recommendation 1.4 – comply

The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

All Directors have direct access to the Company Secretary who is accountable to the Managing Director and, through the Chair, to the Board on all matters to do with the proper functioning of the Board. The role of the Company Secretary includes, but is not limited to, ensuring:

(a) the Board is advised of pertinent governance matters;
(b) Board and Committee policies and procedures are followed;
(c) Board and Committee papers are completed and dispatched in a timely manner;
(d) business is accurately captured in Board and Committee meeting minutes; and
(e) support in facilitating and organizing the induction and professional development of Directors.

Recommendation 1.5 – comply

A listed entity should:

(a) have a diversity policy;
(b) through its board or a committee of the board to set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and
(c) disclose in relation to each reporting period:
  1) the measurable objectives set for that period to achieve gender diversity;
  2) the entity's progress towards achieving those objectives; and
  3) either:
    A. the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined "senior executive" for these purposes); or
    B. if the entity is a "relevant employer" under the Workplace Gender Equality Act, the entity's most recent "Gender Equality Indicators", as defined in and published under that Act.

The Company has a diversity policy in place, available for viewing in the Corporate Governance section to the Company's internet site Corporate Governance

The Directors are committed to having an appropriate blend of gender, age, ethnicity, and cultural diversity amongst the Board and throughout all levels of the Company, taking into consideration the number of employees across its workforce.

The Board annually assesses the gender diversity objectives and the performance against those objectives, the outcomes for the year are set out below:

Objective	Measurement	Result as at 30 June 2026
Female Participation	Ensure minimum 40% female representation across roles of highest salary Not less than 30% female representation in board composition (provided company is included in S&P/ASX 300)	29% of the top 7 salaried employees excluding the CEO are held by females. 43% of the Board is comprised of female directors (3 of 7 Directors).
Equal Opportunity Employer	Consistent and merit-based selection criteria and recruitment processes used when choosing successful candidates in all cases. Reasonably balanced gender diversity representation.	100% of successful candidates were selected on merit-based criteria after taking part in the selection process. 69% of all Board and employees represented by female personnel. 29 nationalities are represented across the workforce of around 100 employees. 66% of employees considered multi-lingual.
Flexible work practices	Employees working under flexible working arrangements	Initiated in response to COVID, 100% of workforce excepting employees based at the RD&I Centre, Singapore have flexible working arrangements regarding remote working practices.

The table below sets out the proportion of female personnel across the organization and the change in their representation from 2025 to 2026.

Gender Representation		Female %	Male %
Board	30 June 2026	43%	57%
	30 June 2025	43%	57%
Top 7 salaried employees *	30 June 2026	29%	71%
	30 June 2025	29%	71%
Consolidated Entity	30 June 2026	69%	31%
	30 June 2025	69%	31%
* excludes Managing Director			

Recommendation 1.6 – comply

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and
(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Nomination Committee regularly reviews the performance of the Board and its committees. The process to evaluate the Board can be found in the Nomination Committee Charter and section 1 of the Corporate Governance Protocol on CLINUVEL website. A performance review of the Board and committees was made by the Nomination Committee in accordance with the process disclosed in the Committee Charter during the year.

Recommendation 1.7 – comply

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of its senior executives; and
(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The performance of each senior Executive is appraised by the Managing Director annually against agreed targets, set either upon appointment or at the time of prior performance evaluation. Performance targets for senior Executives are reviewed by the Remuneration Committee. The Board establishes performance criteria for the Managing Director and the Remuneration Committee reviews the performance of the Managing Director against these targets against international benchmarks and comparable to its peers.

For the reporting period, the performances of the Company's senior Executives, including the Managing Director, were evaluated in accordance with the above.

Principle 2
Structure the Board to be effective and value

Recommendation 2.1 – comply

The board of a listed entity should:

(a) have a nomination committee which:
   - *1) has at least three members, a majority of whom are independent directors; and*
   - *2) is chaired by an independent director,*

   and disclose:
   - *3) the charter of the committee;*
   - *4) the members of the committee; and*
   - *5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or*

(b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

To increase its effectiveness, the Board has a Nomination Committee. The Nomination Committee comprises all non-executive directors who are considered independent.

The membership and number of meetings held, along with each Director's attendance record last year, is set out in the Directors Report to the 2026 Annual Report.

The Nomination Committee charter can be located at [Corporate Governance]

Recommendation 2.2 – comply

A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.

The Nomination Committee makes recommendations on the appointment of new Directors and criteria for new appointees, focusing on the particular mix of skills, diversity and experience most appropriate to the Company's business and objectives.

The Company aims to have on its Board professionals with sound commercial judgment and inquisitive minds, who are able to work cohesively with other Directors. The Company seeks a combination of directors experienced in finance, commerce, and life-sciences or relevant sectors in which it participates and relates to.

The Board's current mix of skills that the Board would like to maintain and build on, is represented below:



Board Members
0
1
2
3
4
5
6
7
Skill Mix
A
B
C
D
E
F
G
H
I
J

A.	**Industry Experience** proven skills or expertise in medicine, pharmaceuticals and in innovative-unproven technologies
B.	**Medical Research Experience** expertise within research & development in pharmaceuticals (minimum 5 years)
C.	**Executive Management** experience in general management, preferably within life sciences and healthcare environments
D.	**Financial Accountability** track record of carried financial responsibility for enterprises, projects, practices of scale
E.	**Financial Management** knowhow of accounting standards, financial reporting and literacy
F.	**Corporate Finance Experience** understanding of capital markets, funding requirements and shareholder engagement
G.	**Private-Public Board Experience** experience in serving on public and private company Boards (minimum 5 years)
H.	**Crisis Management** experience in dealing with risk management, crisis management, corrective action planning
I.	**Commercial Acumen** demonstrated commercial acumen, strategy setting, developing profit-focused enterprises, communications with relevant stakeholders
J.	**Academic qualification** preference for relevant academic qualifications in finance or healthcare related fields

Recommendation 2.3 – comply

A listed entity should disclose:

(a) the names of the directors considered by the board to be independent directors;

(b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in

question and an explanation of why the board is of that opinion; and

(c) the length of service of each director.

The Board's framework for determining Director independence and the Company's materiality thresholds is included in the Board Charter. The Company currently has six Non-Executive Directors considered independent of the Company and its management, having no current or previous business or other relationships that could materially compromise their autonomy as a Director (Dr Agersborg, Dr Grimes, Mr Pringle Prof Rosenfeld, Mrs Smith, and Mr van Dievoet).

The Board has carefully assessed whether the impact of any past or present relationship with the Company, perceived or otherwise, materially interferes their ability to exercise independent judgment. Under the Board Charter, the Board only considers Directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with - or could reasonably be perceived to interfere with - the exercise of their unfettered and page 3 independent judgement. The Board has determined that Dr Grimes' business relationships with the Company do not materially interfere with her ability to act in the best interests of the Company and its members.

The length of service for each Director is set out in the Directors' Report to the 2026 Annual Report.

Recommendation 2.4 – comply

A majority of the board of a listed entity should be independent directors.

A majority of the Board comprises independent Directors (all six Non-Executive Directors are considered independent).

Recommendation 2.5 – comply

The chair of the board of a listed entity should be an independent director and in particular should not be the same person as the CEO of the entity.

The Managing Director and Chief Executive Officer of the Company is Dr Wolgen who is not the Chair.

Prof Rosenfeld is the Chair of the Board and is considered an independent Director.

Recommendation 2.6 – comply

A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

The Board, through its Nomination Committee, is responsible for the appointment of Directors and facilitating their induction and ongoing training and education programs. It is also responsible for providing the resources required to ensure ongoing professional development opportunities for existing Directors and to ensure that directors are provided with adequate information regarding the operations of the business, the industry and their legal responsibilities and duties. All new directors are provided with an induction which includes comprehensive meetings with the Managing Director and Chair, and subject to making arrangements with the Chair, having access to Company personnel to assist them in understanding and discharging their duties and obligations as Director.

Principle 3
Instil a culture of acting lawfully, ethically and responsibly

Recommendation 3.1 - comply

A listed entity should articulate and disclose its values.

The Company pledges to adhere to a principle set of values, which reflects how it operates. These values fall within five main categories:

1. People & Environment;
2. Technology;
3. Approach;
4. Knowledge Building & Sharing; and
5. Respect & Appreciation.

Further disclosure of the Company's values based on these categories can be found at: https://www.clinuvel.com/about/

Recommendation 3.2 – comply

A listed entity should:

(a) have and disclose a code of conduct for its directors, senior executives and employees; and
(b) ensure that the board or a committee of the board is informed of any material breaches of that code.

The Board has endorsed a Code of Conduct and Ethics (found in the Corporate Governance Protocol located at Corporate Governance) that formalises the long-standing obligation of all Directors and employees of the Company to behave ethically, act within the law, avoid conflicts of interest and act honestly in all business activities. The Company's Code of Conduct and Ethics reinforces its commitment to giving proper regard to the interests of people and organisations dealing with the Company. Each Director and employee of CLINUVEL is required to respect and abide by the Company's obligations to fellow employees, shareholders, customers, suppliers and the communities in which we operate.

The Code of Conduct and Ethics can be found in the Company's Corporate Governance Protocol located at Corporate Governance

Recommendation 3.3 - comply

A listed entity should:

(a) have and disclose a whistleblower policy; and
(b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.

Creating a supportive environment where people feel safe to speak up underpins the Company's values to create an environment where professionals can develop and grow. It has put in place a whistleblower policy encouraging employees to raise any concerns and report instances of wrongdoing where there are reasonable grounds to support such action, without fear of disadvantage. The policy sets out the procedures for reporting of instances of illegal or other undesirable behaviour and conduct whereby the Board, through the Chair, is ultimately informed of any material incidents.

A copy of the policy can be found at Corporate Governance.

Recommendation 3.4 - comply

A listed entity should:

(a) have and disclose an anti-bribery and corruption policy; and
(b) ensure that the board or committee of the board is informed of any material breaches of that policy.

The Company has an anti-bribery and corruption policy located at Corporate Governance.

The Company shall not pay or receive any bribes, inducements or commissions including any item intended to improperly obtain favourable treatment. Breaches of this policy, depending on the severity of the misconduct, may range from counselling up to dismissal.

Principle 4
Safeguard integrity of corporate reporting

Recommendation 4.1 – comply

The board of a listed entity should:

(a) have an audit committee which:
   1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
   2) is chaired by an independent director, who is not the chair of the board,
   and disclose:
   3) the charter of the committee;
   4) the relevant qualifications and experience of the members of the committee; and
   5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

To increase its effectiveness, the Board has an Audit and Risk Committee. It comprises three non-executive Directors considered independent and chaired by an independent Director, Mr Pringle.

The membership, experience and qualifications of each member, the number of meetings held, along with each Director's attendance record last year, can be found in the Directors' Report to the 2026 Annual Report. An Audit and Risk Committee charter can be located at Corporate Governance

Recommendation 4.2 - comply

The board of a listed entity should, before it approves the entity's financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

As part of the process of approving the financial statements, the Company's Managing Director and Chief Financial Officer are required to state to the Board, in writing, that the Company's financial report is founded on an effective system of risk management and internal control, gives a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting.

The Company received a declaration in the form set out in Recommendation 4.2 from its Managing Director and Chief Financial Officer in relation to the financial statements for the financial periods ended 31 December 2025 and 30 June 2026.

Recommendation 4.3 – comply

A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

The Company ensures that any periodic corporate reports that it releases to the market, that have not been subject to audit or review by an external auditor, have undertaken a process to verify the integrity of their content, with such reports being prepared by members of management with subject matter expertise, reviewed by the MD and CFO and in certain circumstances, authorised by the Board prior to release.

Principle 5
Make timely and balanced disclosure

Recommendation 5.1 – comply

A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.

The Company has a practice of providing relevant and timely information to shareholders, supported by its Continuous Disclosure Policy. This document is located at Corporate Governance

The Continuous Disclosure Policy discloses the Company's comprehensive policies and procedures on continuous disclosure to ensure compliance with ASX Listing Rules and other relevant legislation.

Recommendation 5.2 - comply

A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.

The Company has a practice of providing the Board with copies of all announcements made to the ASX promptly after they have been made.

Recommendation 5.3 - comply

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

AGM presentations and any investor presentations containing material new information are disclosed, in accordance with ASX Listing Rule 3.1. The Company participates in investor, industry and scientific conferences from time to time, and for those events accompanying presentations are lodged to the ASX announcements platform, as appropriate.

Principle 6
Respect the rights of security holders

Recommendation 6.1 – comply

A listed entity should provide information about itself and its governance to investors via its website.

Information about the Company is located at www.clinuvel.com.

Information about the Company's corporate governance (including links to the Company's corporate governance policies and charters) is located at Corporate Governance.

Recommendation 6.2 – comply

A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.

The Company strives to communicate effectively with shareholders and members of the public about its performance, presenting the Annual Report and other corporate information in clear language, supported where appropriate by descriptive graphs, tables and medical glossaries. Where practicable and appropriate, the Company uses the latest widely available electronic technology, including social media, to communicate openly, prudently and continually with shareholders and to the stock market in general. It has a dedicated Investor Relations resource to facilitate effective two-way communication with investors. Announcements to the ASX, significant briefings, newsletters, notices of meetings, annual reports and Annual General Meeting (AGM) presentations are promptly posted on the company's internet site and emailed to shareholders and other interested parties. A copy of the Company's Shareholder Communications Policy can be found in the Corporate Governance Protocol located at Corporate Governance.

Recommendation 6.3 – comply

A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

The Company encourages full participation of shareholders at the AGM to ensure a high level of accountability and discussion of the Company's strategy and goals. The AGM exists, among other things, to promote shareholder communication by providing an opportunity for the Board to communicate with shareholders through the Chair's address and the CEO presentation. Conversely, shareholders are given an opportunity to ask questions to Directors at the time of meeting. Directors are expected to make themselves available to meet with shareholders at the AGM. The external audit firm partner in charge of the Company audit is available to answer shareholder questions at the AGM relevant to the conduct of the audit and preparation and content of the Auditors Report set out in the Annual Report. Shareholders who are unable to attend the AGM or other general meeting may submit questions and comments before the meeting to the Company or the external auditor (in the event of an AGM). Also, shareholders are permitted by the Company to vote online and by other methods prior to the AGM if they are unable to attend.

Recommendation 6.4 - comply

A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.

All resolutions at the Company's shareholder meetings are voted on by poll rather than by show of hands.

Recommendation 6.5 – comply

A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

The Company gives shareholders the option to receive communications from, and send communications to, the entity and its security registry electronically. The Company website allows shareholders to subscribe to email updates and information on how to send electronic communications to the Company. Information on the Company's social media channels is also presented on the Company website. The Company website also provides information for shareholders as to how to communicate with the security registry online.

Principle 7
Recognise and manage risk

Recommendation 7.1 – comply

The board of a listed entity should:

(a) *have a committee or committees to oversee risk, each of which:*
   1) *has at least three members, a majority of whom are independent directors; and*
   2) *is chaired by an independent director,*

   and disclose:
   3) *the charter of the committee;*
   4) *the members of the committee; and*
   5) *as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or*

(b) *if it does not have risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity's risk management framework.*

To increase its effectiveness, the Board has an Audit and Risk Committee. As stated in Recommendation 4.1, the Audit and Risk Committee comprises at least three non-executive Directors who are all voting and independent and is chaired by Mr Pringle.

The Committee membership and the number of meetings held, along with each Director's attendance record last year, can be found in the Directors' Report to the 2026 Annual Report. An Audit and Risk Committee charter can be located at Corporate Governance

Recommendation 7.2 – comply

The board or a committee of the board should:

(a) *review the entity's risk management framework at least annually to satisfy itself that it continues to be sound, and that the entity is operating with due regard to the risk appetite set by the board; and*

(b) *disclose, in relation to each reporting period, whether such a review has taken place.*

The Company's Audit and Risk Committee Charter requires the Audit and Risk Committee to undertake a structured consideration and review of the risk management framework and the material risks faced by, and the risk attitude of, the Company. The Audit and Risk Committee must report at least annually to the Board the results of the Audit and Risk Committee's review of risk management and internal compliance and control systems. The review of the risk management and internal compliance and control systems has taken place in relation to the reporting period.

Recommendation 7.3 – comply

A listed entity should disclose:

(a) *if it has an internal audit function, how the function is structured and what role it performs; or*

(b) *if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.*

Due to the size of the company, there is no standalone internal audit function. However, the Audit and Risk Committee performs key elements of the internal audit function which are outlined in the Audit and Risk Committee Charter, including but not limited to:

1 Identifying all areas of potential risk in regard to the Company's ongoing risk management program;

2 Ensuring adequate policies and procedures have been designed and implemented to manage identified risks and undertaking action plans, if appropriate;

3 Ensuring a regular program of audits is undertaken to test the adequacy of and compliance with prescribed policies; and

4 Ensuring proper remedial action is undertaken to redress areas of weakness

Recommendation 7.4 – comply

A listed entity should disclose whether it has any material exposure to environmental and social risks and, if it does, how it manages or intends to manage those risks.

The Company's Risk Management Policy, which details the risk management systems which assist in identifying, reporting and managing potential or apparent environmental or social risks (if appropriate) is located at Corporate Governance.

In addition, the Company discloses in its ESG report on its website on ESG Practices and in the Annual Report for each year, a number of risk mitigation strategies within its ESG framework, including using reputable contractors in developed countries to demonstrating equal opportunity, providing training programs and performing quality control risk assessments.

Principle 8
Remunerate fairly and responsibly

Recommendation 8.1 – comply

The board of a listed entity should:

(a) *have a remuneration committee which:*
   1) *has at least three members, a majority of whom are independent directors; and*
   2) *is chaired by an independent director,*

   and disclose:
   3) *the charter of the committee;*
   4) *the members of the committee; and*
   5) *as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or*

(b) *if it does not have remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that remuneration is appropriate and not excessive.*

The Company has established a Remuneration Committee comprising three non-executive voting Directors considered independent. The membership and number of meetings held, along with each Director's attendance record last year, is set out in the Directors Report to the 2026 Annual Report.

A Remuneration Committee Charter is located at Corporate Governance.

Recommendation 8.2 – comply

A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

The Company's policies and practices regarding the remuneration of non-executive Directors and the remuneration of executive Directors and other senior executives is set out in the Remuneration Committee Charter and in the Remuneration Report section to the Directors' Report contained in the 2026 Annual Report. The Remuneration Committee Charter is located at Corporate Governance.

Recommendation 8.3 – comply

A listed entity which has an equity-based remuneration scheme should:

(a) *have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and*

(b) *disclose that policy or a summary of it.*

The Company has an equity-based remuneration scheme. The Company's Securities Trading Policy provides that participants in any equity remuneration scheme must not enter into any derivative or other transaction which would have the effect of hedging or otherwise limiting the economic risk of participating in the scheme. The Company's Securities Trading Policy is located at Corporate Governance.